Exhibit 11.0
Statement Re: Computation of Per Share Earnings

	For the Year Ended December 31,
(Dollars in thousands, except share and per share data)	2005	2004	2003

Net income (loss), as reported	$17,955	$(9,349)	$67,406
Less: preferred stock dividends	--	--	1,391
Net income (loss) available to common shareholders	$17,955	$(9,349)	$66,015

Basic - weighted-average shares	20,349,515	18,375,864	16,308,561
Basic EPS	$0.88	$(0.51)	$4.05

Basic - weighted-average shares	20,349,515	18,375,864	16,308,561
Incremental shares-options (1)(2)(3)	933,705	1,005,762	2,098,688
Diluted - weighted-average shares	21,283,220	19,381,626	18,407,249
Diluted EPS	$0.84	$(0.51)	$3.59

        (1) For the year ended December 31, 2005, the weighted average of 157,275 restricted stock awards granted on November 9, 2005 are included in the calculation of diluted earnings per share.  Also, for the year ended December 31, 2005, approximately 68,000 out-of-the-money employee stock option on a weighted average basis, were excluded from the calculation of diluted earnings per share since their effect is anti-dilutive.

(2) For the year ended December 31, 2004, approximately 1.0 million in-the-money employee stock options were excluded from the calculation of diluted earnings per share since their effect is anti-dilutive.  Also, for the year ended December 31, 2004, approximately 44,000 out-of-the-money employee stock option on a weighted average basis, were excluded from the calculation of diluted earnings per share since their effect is anti-dilutive.

(3) For the year ended December 31, 2003 approximately 1.1 million of in-the-money warrants are included in the calculation of diluted earnings per share.  Also, for the year ended December 31, 2003, approximately 313,000 out-of-the-money employee stock option on a weighted average basis, were excluded from the calculation of diluted earnings per share since their effect is anti-dilutive.

On July 21, 2004, we announced the public offering of 4,375,000 shares of our common stock at a price of $6.50 per share. The offering closed on July 26, 2004. We sold 3,137,597 of these shares from authorized but unissued shares and existing stockholders sold 1,237,403 shares. In August 2004, the underwriters exercised a portion of their over-allotment option, which resulted in existing shareholders selling 85,000 additional shares on August 25, 2004. We received approximately $18.7 million in net proceeds from the offering, which excludes the proceeds related to those shares sold by existing stockholders and after underwriting and other related professional fees. The proceeds were used to repay warehouse financings and originate mortgage loans.